EXHIBIT 99.2.2

CONVERSION APPRAISAL UPDATE REPORT

NEWALLIANCE BANCSHARES, INC.

PROPOSED HOLDING COMPANY FOR

NEW HAVEN SAVINGS BANK

New Haven, Connecticut

Dated As Of:

November 21, 2003

(With Revised Foundation Contribution)

Prepared By:

RP Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

November 21, 2003

Board of Directors

New Haven Savings Bank

195 Church Street

New Haven, Connecticut 06502

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”) and the Connecticut Department of Banking in the absence of separate written guidelines. Our original appraisal report, dated September 19, 2003 (the “original appraisal”), is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On July 15, 2003, the Board of Directors adopted a Plan of Conversion (the “Plan”). Pursuant to the Plan, New Haven Savings Bank (“New Haven Savings” or the “Bank”) will be converted from a Connecticut-chartered mutual savings bank to a Connecticut-chartered stock savings bank. NewAlliance Bancshares, Inc. (“NewAlliance” or the “Company”), a Delaware corporation, was recently organized to facilitate the conversion of New Haven Savings. NewAlliance will offer and sell the shares of common stock to be sold in the conversion. It is intended that all of the common stock of New Haven Savings following the conversion will be held by NewAlliance.

Pursuant to the Plan, the Company will offer the public shares of common stock in a subscription offering to Eligible Account Holders, Tax-qualified plans (the “ESOP”), Supplemental Eligible Account Holders, directors, officers and employees of New Haven Savings, and Corporators. Upon completion of the subscription offering, any shares of common stock not subscribed for in the subscription offering will be offered in a direct community offering. The Plan also provides for the establishment of the NewAlliance Bancshares Charitable Foundation (the “Foundation”) as part of the conversion, which will be funded with a contribution of NewAlliance common stock. The contribution to be made to the Foundation is equal $40.0 million of the value of the shares issued in the conversion offering. The net conversion proceeds retained by the Company will be loaned to the ESOP to fund the ESOP’s

RP Financial, LC.

Board of Directors

November 21, 2003

stock purchases in the offering. The remaining net proceeds along with other funds will be used to fund the acquisition of Connecticut Bancshares, Inc. (“Connecticut Bancshares”) and to fund up to 25% of the acquisition of Alliance Bancorp of New England, Inc. (“Alliance Bancorp”).

On July 15, 2003, the Bank entered into an agreement to acquire Connecticut Bancshares. Connecticut Bancshares is the holding company of Savings Bank of Manchester, headquartered in Manchester, Connecticut. Connecticut Bancshares will merge with and into NewAlliance, and the Savings Bank of Manchester will merge with and into New Haven Savings. Connecticut Bancshares and Savings Bank of Manchester will cease to exist as separate entities. Each share of Connecticut Bancshares common stock, and each option to purchase Connecticut Bancshares common stock, will automatically convert into the right to receive $52.00 in cash. It is expected that the aggregate purchase price paid for Connecticut Bancshares will be approximately $594.2 million.

On July 15, 2003, the Bank entered into an agreement to acquire Alliance Bancorp. Alliance Bancorp is the holding company of Tolland Bank, headquartered in Vernon, Connecticut. Alliance Bancorp will merge with and into NewAlliance, and Tolland will merge with and into New Haven Savings. Alliance Bancorp and Tolland Bank will cease to exist as separate entities. Each share of Alliance Bancorp common stock, and each option to purchase Alliance Bancorp common stock, will be converted into and become exchangeable for, at the election of the holder, 2.5 shares of NewAlliance common stock based on the $10.00 conversion offering price per share. Alternatively, shareholders may elect to receive $25.00 in cash, provided cash payments in total shall not exceed 25% of the aggregate Alliance Bancorp consideration. It is expected that the aggregate purchase price paid for Alliance Bancorp will be approximately $70.1 million.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in New Haven Savings’ financial condition and the pro forma impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp, based on financial data through September 30, 2003; (2) an updated comparison of New Haven Savings’ financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP

RP Financial, LC.

Board of Directors

November 21, 2003

Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.    Financial Results

Table 1 presents summary balance sheet and income statement details for the pro forma institution, giving effect to the acquisitions of Connecticut Bancshares and Alliance Bancorp for the twelve months ended June 30, 2003 and updated financial information through September 30, 2003. The pro forma balance sheet and income statement do not reflect the impact of conversion proceeds.

The overall composition of New Haven Savings’ September 30, 2003 balance sheet was comparable to the June 30, 2003 balance sheet, with the Bank posting a slight decline in assets during the quarter. The Bank’s updated return on average assets ratio was slightly higher, which was primarily attributable to an increase in the net interest margin and higher gains from the sale of securities.

Table 1

New Haven Savings Bank

Recent Financial Data

	At June 30, 2003		At September 30, 2003
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$5,332,808	100.0%	$5,281,812	100.0%
Cash and cash equivalents	190,584	3.6	183,171	3.5
Investment securities	1,281,551	24.0	1,144,071	21.7
Loans receivable, net	3,146,527	59.0	3,221,698	61.0
FHLB stock	47,189	0.9	47,262	0.9
Intangible assets	483,069	9.1	497,700	9.4
Deposits	3,794,515	71.2	3,751,300	71.0
Borrowings	979,200	18.4	977,169	18.5
Total equity	458,900	8.6	461,605	8.7
Tangible equity	(24,169)	(0.5)	(35,495)	(0.7)

RP Financial, LC.

Board of Directors

November 21, 2003

Table 1 (continued)

New Haven Savings Bank

Recent Financial Data

	12 Months Ended June 30, 2003		12 Months Ended September 30, 2003
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$243,022	4.66%	$241,882	4.57%
Interest expense	(82,258)	(1.58)	(75,362)	(1.42)

Net interest income	160,764	3.09	166,520	3.15
Provision for losses	(1,587)	(0.03)	(1,462)	(0.03)

Net interest income after provision	159,177	3.05	165,058	3.12

Other operating income	37,885	0.73	40,779	0.77
Net gain(loss) on sale of securities	5,219	0.10	9,501	0.18
Net gain(loss) on sale of loans	1,769	0.03	1,896	0.04
Net gain(loss) on limited partnerships	(3,041)	(0.06)	(4,083)	(0.08)
Other non-operating income	93	0.00	93	0.00
Amortization of goodwill/intangibles	(13,986)	(0.27)	(18,344)	(0.35)
Non-interest operating expense	(122,539)	(2.35)	(124,928)	(2.36)

Net non-interest income/expense	(94,600)	(1.82)	(95,086)	(1.80)

Earnings before income taxes	64,577	1.24	69,972	1.32
Income taxes	(21,181)	(0.41)	(23,420)	(0.44)

Net income	$43,396	0.83%	$46,552	0.88%

Sources:	New Haven Savings’ prospectus, audited and unaudited financial statements for New Haven Savings, Connecticut Bancshares and Alliance Bancorp, and RP Financial calculations.

New Haven Savings’ pro forma combined total assets declined by $51.0 million, or 1.0%, from June 30, 2003 to September 30, 2003. Investment securities accounted for the most notable area of asset shrinkage during the quarter, reflecting a decline of $137.5 million. Most of the decline in investment securities was in Connecticut Bancshares’ investment portfolio and, to a lesser extent, the Bank recorded a slight decline in investments. Connecticut Bancshares redeployed the investment fund proceeds into cash and cash equivalents and loan growth, as well as for funding deposit shrinkage and the pay down of borrowings. Comparatively, Alliance Bancorp recorded an increase in investment securities during the quarter, primarily through redeploying cash and cash equivalents into investment securities. The pro forma decline in investment securities was partially offset by a $75.2 million increase in

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Board of Directors

November 21, 2003

loans, as all three institutions recorded an increase in loans during the quarter. Overall, the level of loans receivable comprising pro forma combined total assets increased from 59.0% to 61.0% as of June 30, 2003 and September 30, 2003 respectively. Over the same time period, the Bank’s ratio of cash and investments as a percent of assets, including FHLB stock, declined from 28.5% to 26.0%. Intangible assets represented a more significant component of the Bank’s updated balance sheet, with most of the $14.6 million increase attributable to the amount of goodwill created by the acquisition of Connecticut Bancshares, based on September 30, 2003 balance sheet data compared to June 30, 2003 balance sheet data in the original appraisal.

Updated credit quality measures indicated modest deterioration in the Bank’s pro forma credit quality, as reduced balances of non-performing assets recorded by New Haven Savings and Connecticut Bancshares were more than offset by an increase in non-performing assets recorded by Alliance Bancorp. Most of the increase in Alliance Bancorp’s non-performing assets balance was attributable to one commercial loan relationship. In total, Alliance Bancorp’s balance of non-accruing loans and accruing loans past due 90 days or more increased from $1.2 million at June 30, 2003 to $4.8 million at September 30, 2003. Total pro forma non-performing assets equaled $9.8 million or 0.19% of assets at September 30, 2003 and consisted of $7.7 million of non-accruing loans, $1.9 million of accruing loans past due 90 days or more and $187,000 of other real estate owned.

The pro forma decline in assets funded modest reductions in deposits and borrowings for the quarter ended September 30, 2003. All three institutions experienced a slight decline in deposits during the quarter, while only Connecticut Bancshares recorded a decline in borrowings during the quarter. New Haven Savings and Alliance Bancorp both added a limited amount of borrowings during the quarter. Overall, the Bank’s updated pro forma interest-bearing funding composition did not change materially from the original appraisal, as deposits and borrowings equaled 71.0% and 18.5 % of total assets, respectively, at September 30, 2003, versus comparable ratios of 71.2% and 18.4% at June 30, 2003.

The Bank’s pro forma capital increased slightly during the quarter ended September 30, 2003, as the result of earnings retained by New Haven Savings and Connecticut Bancshares. The increase in capital provided from retained earnings was largely offset by a reduction in the net unrealized gain maintained on available for sale investments, with all three institutions experiencing a decline in accumulated other comprehensive income during the quarter ended September 30, 2003. Capital growth was also slowed by dividends paid by Connecticut Bancshares and Alliance Bancorp, as well as by the net loss that was recorded by Alliance Bancorp during the quarter. As the result of the increase in intangible assets resulting from the mark-to-market adjustments at September 30, 2003 compared to the June 30, 2003 mark-to-market adjustments, the Bank’s pro forma tangible capital declined by $12.5 million to equal negative $36.5 million or negative 0.7% of assets at September 30, 2003.

New Haven Savings’ pro forma combined operating results for the twelve months ended June 30, 2003 and September 30, 2003 are also set forth in Table 1. Pro forma earnings increased from $43.4 million or 0.83% of average assets to $46.6 million or 0.88% of average assets. Net interest income, gains on sale of securities and other operating income accounted for most of the increase in the Bank’s updated pro forma earnings.

RP Financial, LC.

Board of Directors

November 21, 2003

New Haven Savings’ pro forma net interest income to average assets ratio increased from 3.09% for the twelve months ended June 30, 2003 to 3.15% for the twelve months ended September 30, 2003. The increase in net interest income was attributable to the net positive impact that resulted from the updated mark-to-market adjustments. Based on mark-to-market adjustments applied to Connecticut Bancshares’ and Alliance Bancorp’s interest-earning assets and interest-bearing liabilities as of September 30, 2003, the reduction in interest income attributable to amortization of loan and investment premiums was more than offset by a more significant reduction in interest expense attributable to accretion of deposit and borrowing premiums. Comparatively, the mark-to-market adjustments on Connecticut Bancshares’ and Alliance Bancorp’s interest-earning assets and interest-bearing liabilities as of June 30, 2003 negatively impacted net interest income for the twelve months ended June 30, 2003, as the reduction in interest resulting from amortization of loan and investment premiums exceeded the reduction in interest expense resulting from accretion of deposit and borrowing premiums. The net positive impact of the mark-to-market adjustments on net interest income was partially offset by a reduction in net interest income that was earned by the combined institutions for the twelve months ended September 30, 2003. All three institutions experienced a decline in net interest income during the most recent twelve month period, with the most significant decline experienced by New Haven Savings.

Updated pro forma operating expenses increased as a percent of average assets, with most of the increase attributable to an increase in the amortization of intangible expense. Overall, New Haven Savings’ higher net interest income ratio and higher operating expense ratio translated into a slightly lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.16 times, versus a comparable ratio of 1.18 times recorded for the twelve months ended June 30, 2003.

Pro forma non-interest operating income increased slightly as a percent of average assets, equaling 0.73% and 0.77% of average assets for the twelve months ended June 30, 2003 and September 30, 2003, respectively. All three institutions contributed to the increase in non-interest operating income, with service charges and loan and servicing fees constituting the primary sources of non-operating income growth. When factoring non-interest operating income into core earnings, the Bank’s updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 61.5% and 60.2% for the twelve months ended June 30, 2003 and September 30, 2003, respectively.

Gains realized from the sale of investment securities were a more significant factor in the Bank’s updated pro forma earnings, increasing from 0.10% of average assets for the twelve months ended June 30, 2003 to 0.18% of average assets for the twelve months ended September 30, 2003. Most of increase in gains was attributable to gains realized by Connecticut Bancshares from the sale of common and preferred stock. During the quarter ended September 30,

RP Financial, LC.

Board of Directors

November 21, 2003

2003, Connecticut Bancshares sold $13.6 million of common and preferred stock for a pre-tax gain of $3.9 million. The Bank’s updated pro forma earnings reflected a slight increase in net gains realized from the sale of loans, which was more than offset by an increase in the loss recorded on the Bank’s limited partnership investments. As set forth in the original appraisal, the losses incurred on the Bank’s limited partnership investments have been the result of write downs to reflect the fair value of the partnerships.

Pro forma loan loss provisions established by the combined entity equaled 0.03% of average assets for both periods shown in Table 1. No loan loss provisions were established by the Bank for both of the twelve month periods, while loan loss provisions established by Connecticut Bancshares and Alliance Bancorp declined slightly during the most recent twelve month period.

2.    Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for New Haven Savings, the Peer Group and all publicly-traded thrifts. New Haven Savings’ and the Peer Group’s ratios reflect balances as of September 30, 2003, unless otherwise indicated for the Peer Group companies. The Bank’s ratios have been adjusted to reflect the pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions, before factoring in the proceeds to be realized from the public stock offering.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. In comparison to the Peer Group, the Bank’s updated interest-earning asset composition reflected a lower concentration of loans and a comparable concentration of cash and investments. Overall, the Bank continued to maintain a lower level of interest-earning assets than the Peer Group, based on updated interest-earning assets-to-assets ratios of 87.0% and 95.2%, respectively. Consistent with the original appraisal, the Bank’s lower ratio of interest-earning assets was mostly attributable to the significantly higher level of goodwill/intangibles that comprised the Bank’s pro forma assets (9.4% of assets versus 1.0% of assets for the Peer Group).

The updated mix of deposits and borrowings maintained by New Haven Savings and the Peer Group also did not change significantly from the original appraisal. New Haven Savings’ funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 89.5% and 88.8% for the Bank and the Peer Group, respectively. The Bank’s updated equity-to-assets ratio remained slightly lower than the comparable Peer Group ratio (8.7% versus 9.9% for the Peer Group), while the disparity in tangible equity-to-ratios (negative 0.7% versus 8.8% for the Peer Group) remained significant as the result of the goodwill/intangibles that will be created by the acquisitions of Connecticut Bancshares and Alliance Bancorp.

RP Financial, LC.

Board of Directors

November 21, 2003

Overall, New Haven Savings’ updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 97.2%, which remained well below the comparable Peer Group ratio of 107.2%. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide New Haven Savings with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio. However, the significantly larger impact of goodwill/intangibles on the Bank’s balance will continue to depress its interest-earning assets-to-assets ratio as compared to the Peer Group’s ratio.

New Haven Savings’ updated growth rates are based on annualized growth for the 18 months ended September 30, 2003, while the Peer Group’s growth rates are based on annual growth for the twelve months ended September 30, 2003. The growth provided by the acquisitions of Connecticut Bancshares and Alliance Bancorp continued to result in significantly stronger growth rates for the Bank. Loan growth remained the primary source of asset growth resulting from the acquisitions. Comparatively, updated asset growth measures for the Peer Group reflected only modest asset growth during the twelve month period. The Peer Group’s asset growth was supported by loan growth, which was partially offset by a slight decline in cash and investments.

Acquisition-related growth also continued to support the Bank’s significantly stronger growth rates for funding liabilities, as well as its higher equity growth rate. Comparatively, the Peer Group recorded modest growth of deposits and borrowings, as well as only a slightly positive growth rate for capital. As noted in the original appraisal, the Peer Group’s capital growth rate is limited by the impact of dividend payments and stock repurchases substantially offsetting earnings for the period. The Bank’s stronger capital growth rate was facilitated by the retention of all of its earnings for the period, as well as the issuance of stock for the acquisition of Alliance Bancorp. At the same time, the significant amount of goodwill and intangibles created by the acquisitions results in a significant decline in the Bank’s tangible net worth.

Table 3 displays comparative operating results for New Haven Savings and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2003, unless otherwise indicated for the Peer Group companies. Updated earnings for the Bank and the Peer Group equaled 0.88% and 1.00% of average assets, respectively. The difference between the Bank’s and the Peer Group’s return on average assets ratios narrowed slightly compared to the original appraisal, which was attributable to an increase in the Bank’s pro forma earnings.

In terms of core earnings strength, updated expense coverage ratios posted by New Haven Savings and the Peer Group equaled 1.16x and 1.33x, respectively. The Peer Group’s stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense to average assets ratio (2.20% versus 2.71% for the Bank), as the Bank continued to maintain a higher net interest income to average assets ratio than the Peer Group (3.15% versus 2.92% for the Peer Group). New Haven Savings’ stronger net interest income ratio continued to realized through its lower interest expense ratio, which more than offset the Peer Group’s higher interest income ratio.

RP Financial, LC.

Board of Directors

November 21, 2003

Non-interest operating income remained a slightly larger source of earnings for the Bank, as such income amounted to 0.77% and 0.60% of the Bank’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing core earnings strength, the Bank’s updated efficiency ratio of 60.2% remained similar to the Peer Group’s efficiency ratio of 61.4%.

Loss provisions remained a larger factor in the Peer Group’s earnings, as loss provisions established by the Bank and the Peer Group equaled 0.03% and 0.15% of average assets, respectively.

Net gains remained a more significant contributor to the Peer Group’s updated earnings, as the Peer Group and the Bank posted net gains to average assets ratios of 0.38% and 0.14%, respectively.

Taxes continued to have a slightly larger impact on the Peer Group’s earnings, as indicated by the Bank’s and the Peer Group’s updated effective tax rates of 33.5% and 36.4%, respectively.

As noted above, the Bank’s updated credit quality measures were not quite as favorable compared to the original appraisal, which was attributable to an increase in non-performing loans maintained by Alliance Bancorp. However, the Bank’s updated credit risk measures remained more favorable than the comparable ratios indicated for the Peer Group. As shown in Table 4, the Bank’s ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 0.24% and 0.19%, respectively, were lower than the comparable Peer Group ratios of 0.58% and 0.43%. Likewise, the Bank’s reserve coverage ratios of 514.2% as a percent of non-performing loans and 402.8% as a percent of non-performing assets and accruing loans that are more than 90 days past due remained above the Peer Group’s comparable ratios of 248.9% and 218.0%. The Bank also continued to maintain higher reserves as percent of loans, based on the Bank’s and the Peer Group’s reserves-to-loans ratios of 1.22% and 1.13%, respectively. Net loan charge-offs were also more significant for the Peer Group, as the Bank and the Peer Group posted updated net loan charge-offs/loans ratios of 0.07% and 0.14%, respectively.

3.    Stock Market Conditions

Since the date of the original appraisal, the performance of the overall stock market has been mixed. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the Dow Jones Industrial Average (“DJIA”). Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ Composite Index (“NASDAQ”) hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of

RP Financial, LC.

Board of Directors

November 21, 2003

some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 7.2% in the third quarter, as well as the Federal Reserve’s statement that it would not raise its target interest rates for a considerable period, supported a rally in stock market during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. On November 21, 2003, the DJIA closed at 9628.53 or 0.2% lower since the date of the original appraisal and the NASDAQ Composite Index closed at 1893.88 or 0.6% lower since the date of the original appraisal.

Since the date of the original appraisal, the market for thrift issues has generally moved higher. After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America’s announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. On November 21, 2003, the SNL Index for all publicly-traded thrifts closed at 1,493.9, an increase of 11.8% since September 19, 2003.

The pricing characteristics for the Peer Group and all publicly-traded thrifts also increased since the date of the original appraisal, although less significantly than the market-value weighted SNL Index. The more favorable performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the original appraisal date, given that an institution’s effect on the SNL Index is proportional to that institution’s market capitalization. Comparatively, the pricing measures for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages has an equal impact on the calculation of the averages. The comparatively higher increases reflected for the updated core P/E multiples for both the Peer Group and all publicly-traded thrifts were largely attributable to the P/E multiples of some institutions changing from not meaningful (“NM”) in the original appraisal to relatively high P/E multiples as of the date of this update. For the Peer Group in particular, First Place Financial’s core P/E multiple was not meaningful in the original appraisal and equaled 32.7 times as of the date of this update. Exclusive of the changes in their respective core P/E multiples, the increases reflected in the updated pricing measures for the Peer Group and all publicly-traded thrifts were fairly comparable. Since the date of the original appraisal, ten out of the twelve Peer Group companies were trading at higher prices as of November 21, 2003. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions

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November 21, 2003

is shown in the following table, based on market prices as of September 19, 2003 and November 21, 2003.

Average Pricing Characteristics

	At Sept. 19, 2003	At Nov. 21, 2003	% Change
Peer Group
Price/Earnings (x)	16.78x	17.27x	2.9%
Price/Core Earnings (x)	18.77	21.87	16.5
Price/Book (%)	169.83%	178.42%	5.1
Price/Tangible Book(%)	193.33	203.60	5.3
Price/Assets (%)	16.10	17.06	6.0
Avg. Mkt. Capitalization ($Mil)	$542.26	$578.63	6.7

All Publicly-Traded Thrifts
Price/Earnings (x)	16.31x	17.33x	6.3%
Price/Core Earnings (x)	18.24	20.59	12.9
Price/Book (%)	153.48%	160.90%	4.8
Price/Tangible Book(%)	164.27	172.22	4.8
Price/Assets (%)	16.09	17.17	6.7
Avg. Mkt. Capitalization ($Mil)	$364.82	$405.43	11.1

Recent Conversions(1)
Price/Core Earnings (x)	24.46x	34.18x	39.7%
Price/Tangible Book (%)	124.55%	137.46%	10.4

(1)	Ratios based on conversions completed for prior three months.

As set forth in the original appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book (“P/TB”) ratio in that the P/TB ratio of a converting thrift on a stand-alone basis will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP Financial, LC.

Board of Directors

November 21, 2003

As shown in Table 5, two standard conversion offerings have been completed during the past three months: KNBT Bancorp, Inc. (“KNBT”) and Rainier Pacific Financial Group (“Rainier Pacific”). KNBT’s and Rainier Pacific’s offerings were closed at the top of the super range and exhibited respective price increases of 67.5% and 66.0% after one week of trading. The one second-step conversion offering completed during the past three months was also closed at the top of the super range and traded 18.5% higher during its first week of trading. Similar to New Haven Savings’ conversion, KNBT’s pro forma pricing was affected by the impact of an acquisition that was completed simultaneous with its conversion. Accordingly, KNBT’s pro forma pricing was considered to be the most relevant for purposes of a comparative analysis with New Haven Savings’ pro forma pricing. KNBT’s pro forma price/tangible book ratio at closing equaled 90.3% and pro forma core price/earnings ratio equaled 28.8 times

Shown in Table 6 are the current pricing ratios of the three recent fully-converted offerings. Relative to the original appraisal, which was based on the current pricing ratios of one second-step conversion offering, the updated recent conversion pricing ratios reflected a 10.4% increase on a P/TB basis, from 124.55% at September 19, 2003 to 137.46% at November 21, 2003. It should be noted that the meaningfulness of this comparative pricing analysis of the recent conversions is considered to be somewhat diminished by the small number of companies that comprise the averages for both of the pricing dates and that the pricing multiples as of the original appraisal date were based on one second-step offering.

Summary of Adjustments

In the original appraisal, we made the following adjustments to New Haven Savings’ pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

RP Financial, LC.

Board of Directors

November 21, 2003

No valuation adjustment remained appropriate for financial condition, as the Bank’s updated credit quality, funding composition and balance sheet liquidity continued to warrant upward valuation adjustments and those upward adjustments continued to be negated by a downward adjustment applied for the Bank’s asset/liability composition. The downward adjustment applied for New Haven Savings’ asset/liability composition continued to be primarily based on the significant amount of goodwill and intangibles that will be created by the acquisitions of Connecticut Bancshares and Alliance Bancorp, which will result in the Bank maintaining a significantly higher level of non-earnings assets in comparison to the Peer Group. A slight upward adjustment remained appropriate for the Bank’s updated asset growth, largely on the basis of the enhanced growth opportunities that are expected to result from the acquisitions. Most notably, the acquisitions will provide New Haven Savings with an expanded geographic market presence and access to a larger customer base. A slight downward adjustment continued to be warranted for the Bank’s earnings, based on the Peer Group’s higher reported earnings, stronger return on equity and lower degree of interest rate risk. The downward adjustment applied for earnings continued to be partially negated by the Bank’s lower degree of credit risk exposure and more favorable earnings growth potential.

The general market for thrift stocks has increased since the date of the original appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were higher since the date of the original appraisal. Activity in the new issue market has been limited, but the recent offerings that have been completed have been oversubscribed and have traded above their IPO prices in initial trading activity. Accordingly, a moderate upward valuation adjustment was applied for marketing of the issue in this updated appraisal.

Overall, taking into account the foregoing factors, we believe that an increase in the Company’s estimated pro market value as set forth in the original appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing New Haven Savings’ to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the original appraisal did not change in this update. The pro forma assumption for reinvestment rate was revised from 1.09% to 1.06%, which was the equivalent to the one-year Treasury note yield as of September 30, 2003 and is consistent with the reinvestment utilized in the prospectus. Offering expenses were revised as reflected in the prospectus. The amount of shares to be contributed to the Foundation was revised from 3,000,000 shares to 4,000,000 shares.

RP Financial, LC.

Board of Directors

November 21, 2003

Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a “technical” analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position (“SOP” 93-6), which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank’s shareholders. However, we have considered the impact of the Bank’s adoption of SOP 93-6 in the determination of the pro forma market value.

Based on the foregoing, RP Financial concluded that, as of November 21, 2003, the pro forma market value of the Bank’s conversion stock, including the stock to-be-issued for the acquisition of Alliance Bancorp and the shares to-be-issued to the Foundation was $885,130,950 at the midpoint, equal to 88,513,095 shares at $10.00 per share. The size of the offering at the midpoint value is equal to $775,000,000.

1.    P/E Approach.    In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank’s reported earnings, including the estimated pro forma earnings impact of the acquisitions of Connecticut Bancshares and Alliance Bancorp, equaled $46.552 million for the twelve months ended September 30, 2003. In deriving New Haven Savings’ estimated core earnings for purposes of the valuation, the adjustments made to reported earnings were to eliminate net gains on the sale and write down of investment securities ($9.501 million), eliminate net gains on the sale of loans ($1.896 million), eliminate net loss on limited partnership investments ($4.083 million) and eliminate other gains on the sale of assets ($93,000). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 35.0%, the Bank’s core earnings were determined to equal $41.737 million for the twelve months ended September 30, 2003. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

RP Financial, LC.

Board of Directors

November 21, 2003

Amount(1)
($000)
Net income	$46,552
Less: Net gains on sale of securities	(6,176)
Less: Net gains on sale of loans	(1,232)
Add back: Net losses on limited partnerships	2,654
Less: Gain on sale of other assets	(61)

Core earnings estimate	$41,737

(1)	Adjustments were tax effected at 35.0%.

Based on New Haven Savings’ reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Bank’s reported and core P/E multiples at the $885.1 million midpoint value equaled 19.36 times and 21.63 times, respectively. The Bank’s updated reported and core P/E multiples provided for a premium of 12.1% and a discount of 1.1% relative to the Peer Group’s average reported and core P/E multiples of 17.27 times and 21.87 times, respectively (versus a premium of 4.4% and a discount of 0.6% relative to the Peer Group’s average reported and core P/E multiples as indicated in the original appraisal). The implied premium reflected in the Bank’s pro forma reported P/E multiple takes into consideration the Bank’s resulting pro forma P/B and P/TB ratios. The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2.    P/B Approach.    P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. The calculation of the Bank’s pro forma P/B ratios takes into account the estimated pro forma impact of the Connecticut Bancshares and Alliance Bancorp acquisitions. In applying the P/B approach, we considered both reported book value and tangible book value. Goodwill and intangibles created by the acquisitions of Connecticut Bancshares and Alliance Bancorp have been estimated to equal $498.1 million, based on September 30, 2003 balance sheet data and market interest rates. Based on the $885.1 million midpoint valuation, New Haven Savings’ pro forma P/B and P/TB ratios equaled 76.93% and 135.50%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 178.42% and 203.60%, respectively, New Haven Savings’ updated ratios were discounted by 56.9% and 33.4% (versus discounts of 57.4% and 29.8% from the Peer Group’s P/B and P/TB ratios as indicated in the original appraisal). It should be noted that the Bank’s pro forma P/TB ratio decreases as the valuation increases, which is attributable to the Bank’s negative tangible capital position before factoring in the pro forma impact of the conversion proceeds. Accordingly, the more significant discount reflected in the Bank’s updated P/TB ratio was the result of both the increase in Bank’s valuation and an increase in the Peer Group’s P/TB ratio from the original appraisal date. The reduction in the Bank’s updated P/TB ratio resulting from the increased valuation was largely offset by the Bank’s larger negative balance of tangible capital at September 30, 2003.

RP Financial, LC.

Board of Directors

November 21, 2003

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of recent conversions are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two standard conversion offerings completed within the past three months closed at an average P/TB ratio of 83.0% and on average appreciated 66.8% during the first week of trading. One second-step conversion offering was also completed within the past three months, which closed at a P/TB ratio of 120.5% and appreciated 18.5% during its first week of trading. As noted above, out of the recent conversion offerings that have been completed, KNBT’s offering was considered to be most comparable to the Bank’s offering since that was a standard conversion offering that also involved a simultaneous acquisition. In comparison to KNBT’s closing P/TB ratio of 90.3%, the Bank’s pro forma P/TB ratio of 135.5% at the midpoint value reflects an implied premium of 50.1%.

As shown in Table 6, based on market prices as of November 21, 2003, the recent conversion offerings were trading at an average P/TB ratio of 137.46%. The Bank’s P/TB ratio at the midpoint value reflects an implied discount of 1.4% in comparison to current aftermarket average P/TB ratio of the recent conversions and an implied discount of 9.6% in comparison to KNBT’s current aftermarket P/TB ratio of 149.82%.

3.    P/A Approach.    P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $885.1 million midpoint value, New Haven Savings’ pro forma P/A ratio equaled 14.82%. In comparison to the Peer Group’s average P/A ratio of 17.06%, New Haven Savings’ P/A ratio indicated a discount of 13.1% (versus a discount of 21.2% at the midpoint valuation in the original appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 21, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the 2.5 exchange ratio for the outstanding shares of Alliance Bancorp’s common stock and 4,000,000 shares to be issued to the Foundation, was $885,130,950 at the midpoint. The midpoint value equates to the issuance of 88,513,095 shares at $10.00 per share. Pursuant to conversion guidelines, the 15% offering range provides for a minimum aggregate value of $768,880,950 and a maximum aggregate value of $1,001,380,950. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 76,888,095 at the minimum and 100,138,095 at the maximum. In the event the appraised value is subject to an increase, up to 113,506,845 shares may be issued at an issue price of $10.00 per share, for an aggregate market value of $1,135,068,450, without requiring a resolicitation.

RP Financial, LC.

Board of Directors

November 21, 2003

Based on this valuation range, the offering range is as follows: $658,750,000 at the minimum, $775,000,000 at the midpoint, $891,250,000 at the maximum and $1,024,937,500 at the top of the super maximum. Based on a $10.00 per share offering price, the number of offering shares is as follows: 65,875,000 at the minimum, 77,500,000 at the midpoint, 89,125,000 at the maximum and 102,493,750 at the top of the super maximum. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening

Chief Executive Officer

Gregory E. Dunn

Senior Vice President